Exhibit a

Ceragon Networks to Participate in the 36th Annual Roth Conference

Rosh Ha’ain, Israel, February 26, 2024 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that it’s CEO, Doron Arazi, will participate in the 36th Annual Roth Conference, taking place March 17-19, at The Ritz Carlton Laguna Nigel in Dana Point, California.

The event will consist of 1-on-1’s, small group meetings, analyst-selected fireside chats, thematic and industry panels, by executive management from approximately 500 private and public companies in a variety of growth sectors including: Consumer, Technology & Media, Sustainability & Industrial Growth, AgTech, Energy, Metals & Mining, Healthcare, Services and Insurance.

Attending investors interested in meeting with Ceragon Networks at the conference can contact their ROTH MKM representative or reach out to FNK IR at CRNT@fnkir.com.

To learn more about the conference or submit a registration request to attend, interested parties can visit https://ibn.fm/Roth2024Registration

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon Investor Contact:
Rob Fink
FNK IR
crnt@fnkir.com